SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	• Formal announcement - Naspers Limited provisional report for the year ended 31 March 2004, dated 29 June 2004	



Provisional Report
and withdrawal of cautionary
Summary of the audited results of the Naspers group for the year ended 31 March 2004

Naspers Limited
(Registration number 1925/001431/06)
ISIN ZAE000015889   JSE share code: NPN
("Naspers")

Highlights

Highlights over the past year include:

- Tencent, the real-time communications company which operates the QQ platform in China, continued to show good growth. Tencent was listed on the Hong Kong Stock Exchange in June this year.
- The pay-television operation in Greece made substantial progress after upheaval in the previous period.
- M-Net and SuperSport entered choppy waters and were delisted following a request by minority shareholders, especially the Phuthuma Futhi empowerment scheme.
- Some newspaper titles, especially *Daily Sun* and *Son*, showed vibrant circulation growth. New magazine titles included *Bicycling SA, Heat, Seventeen* and *Wegbreek*.
- The book publishing business, Via Afrika, implemented its turnaround strategy and was restored to profitability. The private education business, Educor, was partly merged into Via Afrika and reported growth in profitability.

GROUP OVERVIEW

The Naspers group is now reaping the rewards after some five years of intensive investment and business development. This impetus, coupled with unusually favourable trading conditions over the past year, and less expenditure on new projects than usual, resulted in most business units reporting satisfactory results. In particular, the offshore businesses have shown excellent earnings growth.

While topline revenue increased by only 5%, operating profit grew to R1 289 million and core headline earnings to R534 million (R2,07 per share), compared to a loss of R100 million (57 cents per share) in the previous period.

FINANCIAL REVIEW

A feature of the past year was the strength of the rand which had a mixed impact on the group. On the positive side, our foreign currency input costs were reduced by a robust rand. On the negative side, a strong rand diminishes the value of our offshore revenues and earnings when these are translated and reported in rand.

Revenue for the year grew by a modest 5%, largely because of the strengthening of the rand over the year. Some 32% of the group's revenue is now generated from outside of South Africa.

A tight focus on costs saw operating profits before amortisation and impairment charges increase to R1 804 million.

Net finance costs of R664 million (2003: R247 million) were substantially higher than last year, mainly because of fair value adjustments of derivative instruments of R386 million required by the introduction of AC133. Net interest paid on borrowings and imputed interest on finance leases declined to R154 million (2003: R185 million) and R187 million (2003: R272 million) respectively. Net currency gains totalled R63 million.

The taxation charge of R176 million includes net credits of R204 million relating to the creation of deferred tax assets (refer below).

The net effect of the above was headline earnings from continuing operations of R779 million. However, as reported to you in the past, these headline earnings include several items prescribed by South African Generally Accepted Accounting Practice ("SA GAAP"), which undermines the credibility of 'headline earnings' as a measure of true operating performance. Our best estimate of such distorting items are:

	R'm
Currency translation gains	51
Creation of deferred tax assets	204
Amortisation of intangible assets	(54)
AC133 fair value adjustments	44
	245

The group leases satellite capacity, which is mainly denominated in US dollars. SA GAAP requires that the future liabilities on these leases be aggregated and translated to the rand equivalent at year end. The translation of these leases and other items resulted in an unrealised currency gain of R51 million this year. As this 'profit' is not realised, we do not believe it is in principle prudent to include it in headline earnings.

SA GAAP also compels us to create net deferred tax assets in the year of R204 million. This is mainly a non-recurring, artificial boost to headline earnings, which we believe is imprudent.

The inclusion in headline earnings of a R54 million charge relating to the amortisation of intangible assets reflects an accounting convention that has no commercial relevance.

Finally, accounting standard AC133 compels us to 'mark to market' forward exchange contracts that the group entered into in terms of its policy of hedging foreign currency liabilities. Accounting for the foreign exchange contracts as they mature would have yielded an additional realised headline loss of R44 million. We believe it imprudent to exclude such realised amounts from headline earnings.

None of the above items had any impact on our cash flows this year.

We have no choice in applying these accounting standards, even when they distort reality. The net effect is that the reported headline earnings are inflated by R245 million. Adjusting for these items would result in 'core' headline earnings of R534 million, compared to a loss of R100 million in the previous year.

Regarding cash flows, the group generated R1 637 million of cash from operating activities compared to R1 272 million in the previous year. On 31 March 2004, the group had net consolidated cash of R2,6 billion and interest-bearing liabilities of R692 million, excluding capitalised satellite and other leases.

SEGMENTAL REVIEW

Revenues and operating profits of the key business segments were as follows:

| | Revenue | | | Ebitda | | |
	2004 R'm	2003 R'm	%	2004 R'm	2003 R'm	%
Subscriber platforms	8 661	8 516	2	1 865	1 087	72
– pay television	7 299	7 225	1	1 713	1 118	53
– technology	315	378	(17)	(9)	65	–
– internet	1 047	913	15	161	(96)	–
Print media	2 820	2 469	14	505	401	26
Book publishing and private education	1 321	1 218	8	97	13	+100
– books	785	665	18	37	(28)	–
– education	536	553	(3)	60	41	46
Corporate services	2	1	–	(28)	(17)	(65)
	12 804	12 204	5	2 439	1 484	64

| | Operating profit before amortisation and impairment | | | Operating profit | | |
	2004 R'm	2003 R'm	%	2004 R'm	2003 R'm	%
Subscriber platforms	1 385	487	184	919	21	+100
– pay television	1 336	658	103	1 063	435	144
– technology	(23)	49	–	(63)	14	–
– internet	72	(220)	–	(81)	(428)	81
Print media	388	290	34	373	279	34
Book publishing and private education	61	(20)	–	27	(54)	–
– books	21	(42)	–	15	(47)	–
– education	40	22	82	12	(7)	–
Corporate services	(30)	(20)	(50)	(30)	(20)	(50)
	1 804	737	145	1 289	226	470

SUBSCRIBER PLATFORMS

Pay television

The total pay television subscriber base grew by only 100 000 over the past year, mostly offshore. The group manages 2,1 million pay-television subscribers, 71% of whom subscribe to digital services. Pay-television revenues grew a meagre 1%, a consequence of the strong rand and a mature South African subscriber base, which had only a nominal price increase in the year. Due to good cost control, operating profit before amortisation and impairment charges grew to R1 336 million.

In South Africa, the subscriber base is fully mature and reflected only marginal growth of 3% to 1 075 000. To improve operational efficiencies, the subscriber management platforms of MultiChoice and M-Web were merged.

In sub-Saharan Africa, the subscriber base grew by 30 000 to 291 000. Most of the analogue services in this market have been shut down as subscribers migrated to digital services.

M-Net and SuperSport experienced a challenging year. Both were delisted on 15 April 2004 following a request by minority shareholders, especially the Phuthuma Futhi share scheme participants.

NetMed's Greek pay-television business made substantial progress after last year's upheavals. The operations in Cyprus are profitable. Overall the Mediterranean region grew by 40 000 subscribers to 350 000. The operating loss before amortisation and impairment of R69 million was a significant improvement on the R269 million reported last year. It is, however, too early to predict a return to sustained profitability as the future of local football, a key driver in that market, is still uncertain.

In Thailand, the UBC subscriber base remained stable at 436 000. This business, which is now proportionately consolidated, reported revenues of R1,3 billion and an operating profit before amortisation of R151 million. The local economy is buoyant, but cable and copyright piracy remains a deterrent to growth.

Technology

Our technology businesses are strategic assets as they ensure the security of our pay-television subscriber base. The encryption technology market is intensely competitive. Coupled to this is strong pricing pressure from direct competitors as well as a decline in the price of hardware. This has increased the need for differentiation through added value services and we have been investing in new generation technology. This combination of lower prices and investment in product development has led to reduced profitability. Going forward we will continue to invest in research and development.

In addition, we are developing Entriq, a business providing security, billing and customer care service for broadcast and online media. Growth in the global consumer broadband market (outside of South Africa) has resulted in both content owners and service providers increasingly looking to the internet for complementary value-added services and products. Entriq is in a development phase and will consume cash as we launch several new initiatives.

Internet

Tencent's QQ services enjoyed strong growth over the past year. QQ has one of the most visited internet portals in China. Registered subscriptions for the fee-based internet value-added services ended the year on 7,3 million. In addition, the mobile and telecommunications value-added services reached 12,7 million registered subscriptions.

A number of new consumer services have been launched, including a popular QQ game portal that features a selection of multiplayer online games, integrated with the QQ instant-messaging service.

Tencent's contribution to our group revenues was a robust R457 million and operating profit before amortisation and impairment was R220 million.

In June, Tencent listed on the main board of the Hong Kong Stock Exchange. Net proceeds from the offering, prior to the exercise of any over-allotment option, were approximately HK$1 418,3 million, which will be used to fund new strategic initiatives and organic growth.

In China, SportsCN's businesses continue to grow, achieving almost one million average daily visitors. SportsCN is consolidating its position as the leading sports portal in China and more investment is expected.

In Africa, M-Web maintains its leading position with 242 000 subscribers. However, growth in South Africa has stalled, largely because of the continuing Telkom legal monopoly. Dial-up costs and overseas calls are more expensive here than in comparable markets. Broadband services are still at negligible levels. Regulation seems unable to break the impasse, and South Africa is falling behind its peers in internet innovation.

In Thailand, the group is a leading online media company offering a broad range of internet services. The latest version of QQ is being introduced.

PRINT MEDIA

Our newspaper and magazine businesses in South Africa operate in a mature market, but succeeded in achieving better top-line growth than pay TV over the past year. Most notable was the growth of the *Daily Sun*, a tabloid aimed at people who, beforehand, did not regularly read a newspaper. The four regional *Daily Sun* titles have achieved aggregate circulation of close to 300 000 daily. *Sunday Sun* and *Son* have also experienced good circulation growth.

On the magazine front, new titles such as *Bicycling SA, Heat, Seventeen* and *Wegbreek* were launched to cater for niches in the magazine market.

We have either implemented or initiated upgrades to our printing plants to provide additional capacity for coping with growth.

In total, the print media business grew revenues by 14% and operating profits before amortisation by 34%.

BOOK PUBLISHING AND PRIVATE EDUCATION

The book publishing business (Via Afrika) experienced a satisfactory year, with revenues growing by 18% to R785 million. This business was restored to profitability after last year's losses, recording an operating profit before amortisation and impairment of R21 million.

The private education business, Educor, had static turnover but solid growth in operating profits before amortisation of 82%.

DIVIDEND

The board has recommended that the annual dividend be increased to 38 cents (previously 30 cents), per N ordinary share and 7 cents (previously 6 cents) per unlisted A ordinary share. The dividends are payable to shareholders recorded in the books on 17 September 2004, and will be paid on 20 September 2004. The last date to trade cum dividend will be on 10 September 2004.

PROSPECTS

Shareholders will deduce from the above that, with respect to profitability, virtually all our businesses fired on all cylinders over the past year. This is a rare occurrence for a group that spans multiple media platforms across many different economies. It is unrealistic to expect that such an alignment can be repeated next year. Coupled with this, expenditure on new developments over the past year was lower than usual, which provided a further lift to short-term earnings.

In addition, as indicated earlier in this report, our headline earnings have been artificially boosted by prescribed accounting entries. Shareholders should note that many of these are unlikely to recur, and should bear this in mind when projecting expectations of headline earnings. In any event, we believe that at present, 'core' headline earnings is a fairer reflection of the true earnings of the group.

Our balance sheet and cash flows are generally sound.

In the year ahead, the group will focus on developing new opportunities with a view to delivering future value to shareholders. In particular, we will concentrate on the development of our interests across the African continent and in Asia, specifically in China.

We are mindful that the rapid rate at which the Chinese economy has expanded over the past decade will probably have to slow in the near future. In general, other economies where we have major businesses have a stable outlook for the year ahead.

BLACK ECONOMIC EMPOWERMENT

Naspers supports the drive to incorporate our previously disadvantaged communities into the South African economy. Over the past ten years the group initiated numerous empowerment schemes. Most recently, the Welkom economic empowerment scheme was extended for a further three years, benefiting the 17 000 individuals who participate in this empowerment drive. It is now 'in the money'. Recently we also assisted Phuthuma Futhi shareholders with the delisting of M-Net/SuperSport.

However, it is clear that we will have to develop further initiatives in future. The ICT sector charter, which will apply to our South African broadcast and telecommunication businesses, is close to finalisation. Once completed, we will study its impact and determine our approach going forward.

WITHDRAWAL OF CAUTIONARY

Shareholders are referred to the trading update and cautionary announcement dated 20 February 2004. In view of the publication of the provisional report, the cautionary is now withdrawn.

ACCOUNTING POLICIES

The accounting policies used in this report comply with South African Statements of Generally Accepted Accounting Practices and are consistent with those applied in the prior year, except for:
- the adoption of AC133 – Financial Instruments: Recognition and Measurement, as from 1 April; and
- the adoption of the benchmark treatment in terms of AC119. Joint ventures are proportionately consolidated from the current year. Prior year figures have been restated to provide comparative information.

The internet operations of Media24 and Via Afrika are now reported as part of the print media and book publishing segments respectively, whereas in prior periods their results were shown as part of the internet segment. This change reflects the increasing integration of these operations within the print media and book publishing segments.

The group's interest in Tencent was consolidated until July 2003; thereafter it was proportionately consolidated as a joint venture. In the next financial year, it will be proportionately consolidated until the recent IPO date, whereafter it will be equity accounted as an associated company.

A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board:

Ton Vosloo
Chairman

Koos Bekker
Managing director

Directors

T Vosloo (chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse, F du Plessis, FTM Phaswana, RCC Jafta

Directors

T Vosloo (chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse, F du Plessis, FTM Phaswana, RCC Jafta

Company secretary

GM Coetzee

Registered Office

40 Heerengracht, Cape Town 8001
(PO Box 2271, Cape Town 8000)

Transfer Secretaries

Ultra Registrars (Proprietary) Limited
Fifth Floor, 11 Diagonal Street, Johannesburg 2001
(PO Box 4844, Johannesburg 2000)

ADR Programme

The Bank of New York maintains a Global BuyDIRECT$^{(TM)}$ plan for Naspers Limited. For additional information, please visit The Bank of New York's website at **www.globalbuydirect.com** or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – Global BuyDIRECT$^{(TM)}$ Church Street Station,
PO Box 112588, New York, NY 10286-1258 USA.

Abridged Income Statement

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Revenue	12 804	12 204
Earnings before interest, tax, depreciation and amortisation (Ebitda)	2 439	1 484
Depreciation	(635)	(747)
Operating profit before amortisation and impairment	1 804	737
Amortisation	(484)	(356)
Impairment of programme rights	(31)	(155)
Operating profit	1 289	226
Finance costs	(664)	(246)
Share of equity-accounted results	3	2
Exceptional items	48	61
Profit before tax	676	43
Taxation	(176)	(162)
Minority interest	(128)	(158)
Net profit/(loss) from continuing operations	372	(277)
Loss from discontinuing operations	–	(141)
Profit arising on discontinuance of operations	–	751
Net profit attributable to shareholders	372	333
Earnings per N ordinary share (cents)	144	189
Headline earnings/(loss) per N ordinary share (cents)	302	(13)
Headline earnings per N ordinary share from continuing operations (cents)	302	7
Core headline earnings/(loss) per N ordinary share (cents)	207	(57)
Fully diluted earnings per N ordinary share (cents)	140	189
Proposed dividend per N ordinary share (cents)	38	30
Proposed dividend per A ordinary share (cents)	7	6
Number of shares issued ('000)		
– at year-end	261 619	257 814
– weighted average for the period	257 814	176 528
– fully diluted weighted average	265 188	182 133

Abridged Balance Sheet

	31 March 2004 R'm	31 March 2003 R'm
ASSETS		
Non-current assets	6 314	7 076
Property, plant and equipment	3 274	3 818
Goodwill and other intangibles	2 491	2 789
Investments and loans	52	68
Programme and film rights	40	230
Deferred taxation	457	171
Current assets	6 778	6 297
TOTAL ASSETS	**13 092**	**13 373**
EQUITY AND LIABILITIES		
Share capital and reserves	3 183	3 504
Minority interest	235	305
Non-current liabilities	2 873	3 443
Capitalised finance leases	1 921	2 397
Liabilities – interest-bearing	572	422
– non-interest-bearing	129	242
Post-retirement medical liability	171	149
Deferred taxation	80	233
Current liabilities	6 801	6 121
TOTAL EQUITY AND LIABILITIES	**13 092**	**13 373**
Net asset value per N ordinary share (cents)	1 216	1 359

Abridged Statement of Changes in Equity

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Balance at beginning of year	**3 511**	**1 386**
Effect of adopting AC133	(366)	–
Effect of adopting proportionate consolidation	(7)	(24)
As restated	3 138	1 362
Movement in treasury shares	79	(738)
Share capital and premium issued	–	3 395
Foreign currency translation	(299)	(811)
Movement in fair value reserve	(9)	–
Movement in cash flow hedging reserve	(20)	–
Net profit attributable to shareholders	372	333
Dividends	(78)	(37)
Balance at end of year	**3 183**	**3 504**

Abridged Cash Flow Statement

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Cash generated by continuing operations	1 752	1 615
Cash utilised in discontinuing operations	(6)	(277)
Dividends paid	(109)	(66)
Cash flow from operating activities	1 637	1 272
Cash flow from investment activities	(555)	163
Cash flow from financing activities	(555)	(650)
Net movement in cash and cash equivalents	527	785

Analysis of Exceptional Items

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Profit on sale of investments	23	127
Profit/(loss) on dilution of interests in investments	8	(1)
Asset impairment reversal/(loss)	17	(65)
	48	61

Calculation of Headline Earnings

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Net profit attributable to shareholders	372	333
Adjusted for:		
– profit arising on discontinuance of operations	–	(751)
– exceptional items after tax and minorities	(44)	29
– impairment of programme rights	31	70
– amortisation of goodwill after minorities	420	297
Headline earnings/(loss)	779	(22)
Loss from discontinuing operations	–	35
Headline profit from continuing operations	779	13
Adjusted for:		
– currency translation differences	(51)	(86)
– creation of deferred tax assets	(204)	(58)
– amortisation of intangible assets	54	31
– AC133 fair value adjustments	(44)	–
Core headline earnings/(loss)	534	(100)

Supplementary Information

	Year ended 31 March 2004 R'm	Year ended 31 March 2003 R'm
Finance costs	664	246
– net interest paid	154	185
– interest on finance leases	187	272
– net foreign exchange differences	(63)	(211)
– net fair value adjustments on derivatives (AC133)	386	–
Investments and loans	476	221
– listed investments	137	153
– unlisted investments	339	68
Market value of listed investments	137	153
Directors' valuation of unlisted investments	339	68
Commitments	1 743	2 235
– capital expenditure	394	138
– programme and film rights	995	1 898
– network and other services commitments	165	194
– decoder commitments	189	5
Operating lease commitments	631	629

Naspers's mission is to
build shareholder value by
operating subscriber platforms that provide content, services and the means of communication to paying users;
to sell related technologies and services and to be

useful to the communities we serve

SIGNATURES

        Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                              NASPERS LIMITED

Date: June 29, 2004 by

                              /s/ Stephan J. Z. Pacak
                              Name: Stephan J. Z. Pacak
                              Title: Director